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dspies@sidley.com
(312) 853-4167	FOUNDED 1866

June 4, 2009

VIA EDGAR AND FEDERAL EXPRESS

Mr. Tom Kluck

Legal Branch Chief

Ms. Kristina Aberg

Attorney-Advisor

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Global Macro Trust (the “Registrant”) — Registration Statement on Form S-1
(Registration No. 333-155651)

Dear Mr. Kluck and Ms. Aberg:

We thank you for your comment letter of December 8, 2008 relating to the Registrant’s Registration Statement on Form S-1 filed on November 25, 2008 and correspondence with the Commission on November 26, 2008.  We enclose herewith clean and redlined courtesy copies of the Registrant’s Amendment No. 1 to the Registration Statement on Form S-1 as filed via EDGAR.  For your convenience, the comment in your December 8, 2008 letter is set forth verbatim below, together with the response thereto.

1.                                      We note your correspondence of November 26, 2008 that the registration statement is being made to comply with Rule 415(a)(5) and may be amended to include unsold securities from the prior registration statement pursuant to rule 415(a)(6).  If applicable, on the facing page of the registration statement, please identify the amount of unsold securities being included on the replacement registration statement and any filing fee paid in connection with the unsold securities.  Please see the Division of Corporation Finance’s Guidance under Securities Act Rules 415(a) and (6), November 21, 2008 at http://www.sec.gov/divisions/corpfin/guidance/415a5guidance6.htm.

The Registrant’s Registration Statement is being amended, among other reasons, to include updated financial information.  The Registration Statement is not, however, being amended to include any unsold securities from the Registrant’s prior registration statement (Registration No. 333-109122).  A total of $200,000,000 of Units of Beneficial Interest are being registered pursuant to Registrant’s current Registration Statement.  The Registrant paid

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

$2,947.50 in connection with registering $75,000,000 of Units of Beneficial Interest pursuant to its initial filing of this Registration Statement on November 25, 2008 and paid $6,975.00 in connection with the increased registration of $125,000,000 of Units of Beneficial Interest pursuant to its filing today of Amendment No. 1 to the Registration Statement.

Thank you very much for your time and attention to this filing.  If you have any questions, please do not hesitate to contact me at (312) 853-4167 or James Biery at (312) 853-7557.

Best regards,

/s/ Daniel F. Spies

Daniel F. Spies

Enclosures

cc:                                 James B. Biery